Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Three months ended	Year ended December 31,
	March 31, 2015	2014	2013	2012	2011	2010
Pretax income from operations:
Net income	$52.8	$51.4	$478.0	$221.0	$335.7	$240.6
Add income tax expense (benefit)	29.5	123.7	(173.2)	(65.3)	(29.5)	(15.7)
Pretax income from operations	82.3	175.1	304.8	155.7	306.2	224.9
Add fixed charges:
Interest expense on corporate debt	10.5	43.9	51.3	66.2	76.3	79.3
Interest expense on investment borrowings and borrowings related to variable interest entities	11.0	48.9	54.0	48.4	37.8	33.9
Interest added to policyholder account balances	31.6	173.0	232.5	260.5	282.5	303.9
Portion of rental (a)	4.0	15.1	13.3	14.6	13.1	13.0
Fixed charges	57.1	280.9	351.1	389.7	409.7	430.1
Adjusted earnings	$139.4	$456.0	$655.9	$545.4	$715.9	$655.0
Ratio of earnings to fixed charges	2.44X	1.62X	1.87X	1.40X	1.75X	1.52X

(a)	Interest portion of rental is estimated to be 33 percent.